UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)
Date October 4, 2004	By	“Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:     News Release dated October 4, 2004

EXHIBIT A

INTERFOR TO ACQUIRE RIVERSIDE FOREST PRODUCTS FOR $39 PER SHARE

— Transaction Gives Riverside Shareholders Superior Immediate Value; Ongoing
Participation in Larger and Stronger Company —

— Investment Community Conference Call, 7:30 am PT, Monday, October 4, 2004 —

Kelowna, October 4, 2004 — Riverside Forest Products (TSX: RFP) today announced that it has signed a definitive agreement with International Forest Products (“Interfor”) (TSX: IFP) pursuant to which Interfor will make an offer to acquire Riverside for $39 per share in cash and Interfor Class A shares, or $35 per share in cash and Interfor Class A shares plus a Contingent Value Right (CVR) to receive any U.S. softwood duty refunds received by Riverside. The proposed transaction values Riverside at $396 million, including Riverside’s net debt of $28 million as of August 31, 2004 assumed as part of the transaction.

At $39 per share, the transaction represents a premium of 34% over Tolko’s offer of $29 per share, and 66% over the closing price of Riverside stock on August 24, 2004, the day prior to Riverside’s announcement of Tolko’s intention to make an unsolicited offer to acquire Riverside. Riverside shareholders who elect to receive the CVR will have the potential to receive value for their shares in excess of $39 per share (as described more fully below).

The transaction, which is expected to close by year-end, has been unanimously approved by Riverside’s Special Committee of independent directors, as well as by the full boards of both companies.

Gordon W. Steele, Riverside’s Chairman and Chief Executive Officer, said, “This is an outstanding transaction for Riverside. Our shareholders are receiving exceptional value, plus the ability to have an ongoing equity stake in Interfor, while our employees, customers and communities will benefit as we become part of a significantly larger, stronger and better-diversified forest products company. We have great respect for Duncan Davies and his team, and believe they will create significant value for our shareholders in the years ahead.”

“Riverside is a quality company with quality people and is an excellent fit with Interfor,” said Duncan Davies, Interfor’s President and CEO. “The acquisition of Riverside will increase Interfor’s market capitalization and liquidity, which we hope will enhance the company’s position as an attractive vehicle for investors.”

Benefits of the Transaction
When the transaction is completed, Interfor will:

•	Become the 7th largest lumber company in the world, with 2.3 billion board feet of lumber capacity in addition to 530 million board feet of panels.

•	Have annual sales of approximately $1.5 billion.

•	Produce one of the most diversified product portfolios of any wood products company, including higher value-added cedar and other appearance grade products, studs, dimension lumber, traditional products for the Japanese market, engineered products, and veneer and specialty grade plywood.

•	Balance the operating platform of Interfor by establishing critical mass in the B.C. Interior.

Interfor expects the transaction to generate estimated synergies in excess of $20 million per year within two years. It is also expected to be accretive to Interfor earnings and cash flow in 2005, as well as over the market cycle, while maintaining a conservative capital structure.

Comment of the Independent Committee
Interfor’s proposed acquisition is the culmination of an extensive strategic review process conducted by Riverside.

John McLernon, Chairman of Riverside’s Special Committee of independent directors overseeing Riverside’s strategic review process, said, “This transaction has the full and unequivocal support of the independent directors of Riverside Forest Products. It is the result of a thorough and active process that produced serious discussions with a host of potential strategic and financial buyers. Of the various alternatives, Interfor offered the best value, the best fit and the best prospects for delivering long-term shareholder value.”

Terms of the Transaction
Interfor will effect the transaction with a cash and share offer by way of a takeover bid for all the issued and outstanding shares of Riverside. Interfor will mail its offer and take-over bid circular as promptly as practicable. For each Riverside share, shareholders may elect to receive consideration composed of either:

Option A: (i) $39.00 in cash (subject to a maximum of $19.50 per share in the aggregate); (ii) $39.00 in Class A Interfor shares; or (iii) $19.50 in cash and $19.50 in Class A Interfor shares; or

Option B: (i) $35.00 in cash (subject to a maximum of $15.50 per share in the aggregate); (ii) $35.00 in Class A Interfor shares; or (iii) $15.50 in cash and $19.50 in Class A Interfor shares; and (iv) a Contingent Value Right entitling the holder to receive a pro rata share of the after-tax amount of any countervailing and/or antidumping duty deposit refunds received by Riverside on or before December 31, 2007 in respect of duties paid or accrued on or before the closing date of the transaction.

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As of August 31, 2004, Riverside had deposited a total of US$84.5 million with the United States Department of Commerce and accrued a further US$3.9 million in respect of countervailing and anti-dumping duties on softwood lumber exports to the United States since May 22, 2002. Riverside anticipates that it will have paid an additional US$15 million prior to the closing of the proposed transaction, representing total duties paid of US$103.4 million between May 22, 2002 and closing. The refund of this entire amount would amount to an after-tax refund of approximately $9.00 per Riverside share at current exchange rates. Therefore, Riverside shareholders electing Option B could receive total consideration for each Riverside share ranging from $35 per share in the event that no countervailing and/or anti-dumping duty deposits are returned to $44 per share in the event that the final resolution on the softwood lumber dispute results in a refund of 100% of the duties paid.

The offer is subject to maximum aggregate cash consideration of $184 million (representing $19.50 per share), and no more than 26.3 million Class A Interfor shares (representing $19.50 per Riverside share at the minimum issue price of $7.00 per Class A Interfor share) will be issued at a price not less than $7.00 per share and not greater than $8.56 per share. The cash component of the purchase price will be funded by Interfor’s cash on hand, existing credit facilities and acquisition financing provided by National Bank of Canada.

Further information on these consideration options and other matters will be provided in Interfor’s formal offer and take-over bid circular. At that time, Riverside will file a Directors’ Circular making a formal recommendation to shareholders on the offer.

Additional Details
The Offer will be subject to 51% of the shares of Riverside being tendered to the offer, the receipt of certain regulatory approvals and the satisfaction of various customary terms and conditions which will be more fully described in the offer and take-over bid circular, letter of transmittal and related documents.

Riverside shareholders representing not less than 28% of Riverside’s shares outstanding have signed a “lock-up” agreement pursuant to which they have committed to tender their shares pursuant to the offer. Interfor will appoint Gordon Steele and John Kerr to the Interfor Board of Directors upon the closing of the transaction.

If the transaction with Riverside does not occur under certain circumstances, the agreement announced today provides for a break-up fee payable to Interfor by Riverside.

Riverside was advised by BMO Nesbitt Burns and Bear Stearns. Bull, Housser & Tupper provided legal counsel to the company. Riverside’s Special Committee of independent directors was advised by CIBC World Markets and the law firm of Getz Prince Wells.

About the Companies
Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

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Interfor is one of the Pacific Northwest’s largest producers of quality wood products for sale to markets around the world. The company has operations in British Columbia, Washington and Oregon, including five sawmills in the Coastal region of B.C., one in the B.C. Interior, two sawmills in Washington and one in Oregon. Interfor also operates a number of value-added remanufacturing and specialty products facilities in B.C. and Washington. The company has an annual allowable cut of 2.7 million m3 of timber (less provision for harvest take-back, expected to occur during 2005 and 2006 under the Forestry Revitalization Plan) and a combined annual rated capacity of 1.3 billion fbm of lumber.

Conference Call Details
There will be a conference call on Monday, October 4, 2004 at 7:30 AM (Pacific Time), 10:30 AM (Eastern Time) for the purpose of discussing this transaction. The dial-in number is 1-800-298-3006. Supporting slides with be available at www.interfor.com

The conference call will also be recorded for those unable to join in for the live discussion. The number to call is 1-800-558-5253 Reservation 21210301 and will be available until October 18, 2004.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors. These factors include the risk that Riverside will not be integrated successfully; the risk that the cost savings and any synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the periodic and other reports filed by Interfor and Riverside with Canadian Securities Commissions and available on SEDAR (http://www.sedar.com). Riverside does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

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Media Contact:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694 6030	(604) 694 6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904

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